SITEWORKS BUILDING & DEVELOPMENT CO.
2534 N. MIAMI AVE
MIAMI, FL 33127

May 2, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUBJECT: Siteworks, Inc. (the "Company") Filing on Form SB-2 (No. 000-29521)

Gentlemen:

The company requests that the above-referenced filing on Form SB-2 be withdrawn effective immediately.

If there are any questions, please contact me at (305) 573-9339

Truly yours,

SITEWORKS BUILDING & DEVELOPMENT CO.
(SITEWORKS, INC.)

By: /s/ C. Michael Nurse
C. Michael Nurse
President